Filed by World Wrestling Entertainment, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: World Wrestling Entertainment, Inc.

Commission File No. 001-16131

Date: April 3, 2023

The following is a transcript of an interview of Vincent K. McMahon, Executive Chairman of the Board of Directors of World Wrestling Entertainment, Inc. (“WWE”), and Ariel Emanuel, Chief Executive Officer of Endeavor Group Holdings, Inc. (“Endeavor”), on CNBC’s “Squawk on the Street” on April 3, 2023.

Vince: This is the biggest thing Ari Emanuel and Vince McMahon have ever done. Combining forces like this, there’s nothing like this, there’s never been anything like this and they’re going to be talking about this for a long time.

Scott: There were a lot of other suitors?

Vince: There were, but Ari, really, the synergies, everyone was very interested in this, and I appreciate that, but the synergies that Ari brings, totally different than everyone else.

Scott: That said, many doubted we would ever see this day, that you would ever be willing to sell a controlling stake in your company. You are the WWE, and the WWE is you, so why?

Vince: It’s the right time. It's the right time to do the right thing. And it's the next evolution of WWE. I could probably do what Ari is right now with UFC, you know, it would take me ten years. By the time I would grab those ten years, he would be ten years ahead, so it makes all the sense in the world for all these synergies that we have to extract all of the value we can out of the marketplace.

Scott: The deal values UFC, you mentioned some numbers, $12 billion, and WWE at $9.3 billion. That’s a big number. WWE’s market cap is $6.5 billion.

Ari: Here's what I would say to this, exactly why we did this because I think we weren't getting the pure value, I don't think the WWE was getting pure value. Combined, it's rarefied air, the two of us. And I think the analysts will be able to do it, it's good for the shareholders of the WWE and for the shareholders of Endeavor. And then, when you look back, I don't believe that the Endeavor shareholders were getting pure play for the rest of the assets that we had, and I think for the first time, you now have the ability to do that in both situations and that's a win-win, which is what Vince and I have always talked about.

Scott: When I throw those kinds of numbers out to you, I mean, the word on the street was that you wanted $9 billion. This values the WWE at $9.3 billion so, despite everything that's happened -

Vince: I’m a visionary.

Scott: Well, you hit the number.

Vince: Yes, deservedly so.

Ari: But here's what I would also say to you. We paid a fair price, and I’ll tell you why we paid a little bit for controlled premium. With our cost cuts, their new deals coming up, which is right now. And our cost savings that we think we can extract from the business right now and grow the business with all of our levers, whether it be international sales, domestic, sponsorship, gambling, all the things that we do, but I think it's rarefied air. I would also say to you, when I bought IMG, everybody said I overpaid it was actually one of the cheapest deals in sports for sure, when I bought the UFC, everybody was at like, $4.2 billion, everybody was, like, crazy. We've tripled the EBITDA in that period of time and now, with this, this is going to be UFC 2.0 as it relates to all the things in the flywheel that we can bring and we have unbelievably attractive economics. The balance sheet's incredible our debt ratio is less than three times, our free cash flow conversion is unbelievable, so, I think when people look at this business on a combined basis, and also look at the remaining assets for both shareholder, it's incredible.

Scott: What I thought was interesting, Ari, is that Vince is going to be the executive chairman of the new company. That implies that he is going to have a say.

Ari: Well, I would have said the following. I would have body-slammed him if he thought he was going to leave, because as I said to you before, here's a man who has seen around the corners at every beat over the last 40 years of this business and has a vision for where this business, way before a lot of people see it. Him now being able to utilize what we have built in our flywheel, I’m the luckiest guy in the world, because I got Vince McMahon, a visionary, that sees around corners. I got Dana White, and what we've built. that is pretty unstoppable.

Scott: So, you wanted him to stay?

Ari: Oh my god yes, oh my god.

Scott: Did he have to convince you to stay?

Vince: Not that much. I love what I do, I love building WWE. All my life is my passion, and to have an opportunity to have it grow like this in an exponential standpoint, can’t be better than that.

Scott: It's an interesting plot twist, because not a lot of people saw this coming in fact, your own CEO, Nick Khan, told our David Faber just back in February, "Vince has to declare to the board, to me, to other upper management, he is 100% open to a transaction where he's not included in the company moving forward."

Vince: Sure.

Scott: You were ready to walk away?

Vince: Absolutely.

Ari: I wasn’t going to let him. And let me tell you, we have a relationship for 23 years. There's a trust. There's a friendship. When you're going into business and going forward, I think that's important I’m glad he chose us, because it was a very competitive situation. But for us, it's an honor and also, we're so lucky because of his vision about where the business is and where it's going.

Scott: What happens if you guys disagree executive chairman McMahon says, I think we should be doing this. CEO Emanuel says, no, I think we should be doing this, and this is my show what happens

Vince: Well, what happens there is we have a little contest in the ring.

Scott: Some people are going to say he’s not joking.

Vince: All right okay I outweigh Ari by a hundred pounds, so I think that's the answer.

Ari: Here's what we said, and I said it to him if we disagree on something that we want to do, guess what? We're not doing it. It's the relationship I have with Silverlake. I would never put that -- and it's the relationship I have with Dana. Dana's got the say as it relates to UFC, Vince as it relates to the WWE. He's going to have the say, we have nothing to do with the creative process, that's Vince’s, and that's Dana's situation. All the back stuff, we're going to try and do what we do. I think that's what he wants but if there's a disagreement, that's called a relationship – we will work it out, and that's how we have it

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Vince: Well, we make it clear: I thought you work for me.

Scott: On the creative side, Vince, do you plan to be as involved as you have in the past on the creative side?

Vince: Yes and no. On a higher level yes, in the weeds, which you always love to get in the weeds in the past, no, can’t do that.

Scott: What happens if Vince says, you know what, Mr. McMahon – character – decides he wants to get back into the ring. Do you let him?

Ari: His choice.

Scott: Purely his choice?

Ari: Purely.

Vince: That’s not going to happen.

Scott: I can’t help but wonder and I have to ask you - had the scandal not happened would we be sitting here today.

Vince: Absolutely.

Scott: Why?

Vince: Because it makes sense. Nothing’s ever happened like this before, and again, I’m always looking at what’s best for our stockholders and what’s best for the company. This is the best thing that’s happened in a long time. All the WrestleManias combined, there have been 39 including tomorrow. Does it really equal to the magnitude of what we will do together?

Scott: Did that event push you towards this day faster than you ever thought you’d be here?

Vince: No, it didn’t, in and of itself, no. But it’s great that we can combine all of this news together at the same time.

Scott: Is this a good day for Vince McMahon and the WWE?

Vince: It’s a great day, one of the best of my life.

Scott: This company’s been in your family for 70 years. Is it a tough day?

Vince: No, it’s a great day. Things have to evolve. Family, business, it has to evolve for all the right reasons. And this is the right business decision and thus far it’s the right family decision.

Scott: I want to ask you about how you think about your legacy given where you took this company, what’s happened in the last year, the regrets you may have as a result of all that and how you think your legacy and your story will be told.

Vince: Well, let me just say I’ve made mistakes, obviously, both personally and professionally through my 50-year career. I’ve owned up to every single one of them and then moved on. I’m not sure the legacy stuff, I’m not going to write it, so I don’t know. I want to say as someone who had an extraordinary amount of fun, great passion for what they did and wound up doing the biggest deal he’s ever done in his life.

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Cautionary Statement Regarding Forward-Looking Statements

This communication, and oral statements made from time to time by our representatives contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Endeavor and WWE, including statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, expected synergies, impacts and benefits of the potential transaction, the expected leadership team of NewCo, the projected financial information, future opportunities, expected cash distributions and other statements regarding NewCo’s and WWE’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Statements that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected market opportunity, growth, financial performance, expected synergies and closing of the transaction. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Endeavor and WWE management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction will not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Endeavor and WWE may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that neither WWE nor Endeavor will have sufficient cash at close to distribute to shareholders (or that the amount of cash available for distribution will be less than what the parties expect); unfavorable outcome of legal proceedings that may be instituted against WWE and Endeavor following the announcement of the transaction; and risks inherent to the business may result in additional strategic and operational risks, which may impact Endeavor’s, NewCo’s and WWE’s risk profiles, which each company may not be able to mitigate effectively. In addition, a number of important factors could cause Endeavor’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any

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forward-looking statements, including but not limited to those important factors discussed in Part I, Item 1A “Risk Factors” in Endeavor’s or WWE’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as any such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov, Endeavor’s investor relations site at investor.endeavorco.com and WWE’s investor relations site at https://corporate.wwe.com/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Endeavor nor WWE undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information For Investors And Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transaction, NewCo expects to file a registration statement on Form S-4 with the SEC, which will include an information statement of WWE and a preliminary prospectus of NewCo. After the registration statement is declared effective, WWE will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that WWE may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF WWE ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by WWE through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by WWE will be available free of charge on WWE’s website at https://corporate.wwe.com/.

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